[Letterhead of Paul, Weiss, Rifkind, Wharton & Garrison LLP]

December 29, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention:	Parker Morrill

Re:	EnCana Corporation’s Form 40-F for the Fiscal Year Ended December 31, 2009 (File No. 1-5226)

Dear Mr. Morrill:

Per our telephone conversation, the purpose of this letter is to confirm the receipt by EnCana Corporation (the “Company”) of the letter dated December 21, 2010 from
H. Roger Schwall, Assistant Director, and the Company’s intention to file its response.

As we discussed, due to the travel and vacation schedules of the various personnel who would be involved in the preparation and review of the response to your questions, the Company may not be in a position to deliver a response that has received appropriate review and sign-off within 10 business days as requested in your letter.  We confirm that the Company will provide a response by no later than January 21, 2011.

Please contact the undersigned at (212) 373-3314 if you have any questions or require any further information in connection with this letter.

Very truly yours,

/s/ Piibe Jogi
Piibe Jogi

cc:	Sherri A. Brillon Patricia Smith-Grayton David F.C. Sheridan EnCana Corporation Andrew J. Foley Paul, Weiss, Rifkind, Wharton & Garrison LLP